Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of slides relating to a presentation made to analysts and investors in connection with the proposed merger between Interwoven, Inc. and iManage, Inc. announced on August 6, 2003.

Interwoven and iManage Merger

Delivering Next-Generation Enterprise Content Management

August 6, 2003

Martin Brauns
Chairman and CEO
Interwoven

Mahmood Panjwani
President and CEO
iManage

Dave Allen
Senior Vice President and CFO
Interwoven

INTERWOVEN

iMANAGE

Interwoven and iManage Merger

Delivering Next-Generation Enterprise

Content Management

August 6, 2003

[PHOTO]		[PHOTO]		[PHOTO]
	Martin Brauns		Mahmood Panjwani		Dave Allen
	Chairman and CEO Interwoven		President and CEO iManage		Senior Vice President and CFO Interwoven

		[LOGO]		[LOGO]

[LOGO]

Forward Looking Statements

This presentation and related slides contain forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven's and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage's results could differ materially from either company's expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this presentation and related slides.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

Slide 2	Interwoven Confidential

[LOGO]

Additional Information and Where To Find It

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven's executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage's executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Interwoven Confidential

Slide 3

Martin Brauns

Chairman and CEO

Slide 4

Interwoven Confidential

[LOGO]

[PHOTO]	[LOGO]

Martin Brauns Chairman and CEO

Slide 4	Interwoven Confidential

INTERWOVEN iMANAGE

Two Industry Leaders

INTERWOVEN

Ford, Schering, Credit Suisse First Boston, Altria, Siemens, Shell

iMANAGE

Department of Justice, Bear Stearns, Jones Day, Pfizer, ABN·AMRO, Freshfields Bruckhaus Deringer

Slide 5
Interwoven Confidential

[LOGO]

Two Industry Leaders

•	Leader in Web content management and digital asset management

•	First and only Services-Oriented Architecture

•	1,250 blue chip customers

•	Leader in document management and collaboration

•	The only 100% Java and J2EE-compliant DM application

•	1,300 blue chip customers

Slide 5	Interwoven Confidential

Interwoven: Leading Content Management Platform

INTERWOVEN iMANAGE

Powering Content Across All Enterprise Applications

Slide 6

Interwoven Confidential

[LOGO]

Interwoven: Leading

Content Management Platform

■	Business usability to drive end-user adoption	Powering Content Across All Enterprise Applications

■	Proven, deployed business solutions for key initiatives		Brand Management Portals

■	Leading DAM, Intelligence, Distribution, and Integration product lines	[PHOTO]	Sales Excellence Portals
Self-Service Applications
■	Complete Services Oriented Architecture for .Net and J2EE
Enterprise Portals
■	Proven global rollouts fueling 100’s of properties and applications

Slide 6	Interwoven Confidential

iManage: Leading Document Management and Collaboration Solution

Empowering Teams Across the Extended Enterprise
Create
Collaborative Editing
Coordinate
Strategize
Communicate
Route & Approve
Microsoft Office
PDF
Outlook 2000

Slide 7
Interwoven Confidential

[LOGO]

iManage: Leading Document

Management and Collaboration Solution

Empowering Teams Across the Extended Enterprise			■	Industry’s best integrated Collaboration and Document Management Solution

	Create		■	Native integration to tools, like Outlook, that business users know
Route & Approve	[PHOTOS]	Collaborative Editing	■	Java and J2EE-compliant enterprise architecture

			■	Enterprise-class document security, retention, and compliance
Communicate		Coordinate
			■	Proven deployments and a 95% customer loyalty rating
Strategize

Slide 7	Interwoven Confidential

[LOGO]

Combined iManage & Interwoven

Offer the Next Generation ECM Platform

Empowering Teams Across the Extended Enterprise		Powering Content Across All Enterprise Applications

[PHOTOS]	[PHOTO]	Brand Management Portals Sales Excellence Portals Self-Service Applications Enterprise Portals

Slide 8	Interwoven Confidential

INTERWOVEN iMANAGE

iManage

Mahmood Panjwani

President and CEO

Slide 9

Interwoven Confidential

[LOGO]

[PHOTO]	[LOGO]

Mahmood Panjwani President and CEO

Slide 9	Interwoven Confidential

Complete Content Lifecycle Management with No Compromises

INTERWOVEN iManage

Team Collaboration

Complete Suite of Collaboration Capabilities

Content Development

Outlook
Microsoft Office

Recognized Visionary in Integrated Document Management

Content Management

PDF

Content Distribution

Leader in Code & Content Distribution

Content Retention

PROTECT

Complete Suite of Compliance Capabilities

Slide 10

Interwoven Confidential

Complete Content Lifecycle Management with No Compromises	[LOGO]

Team Collaboration	Content Development	Content Management	Content Distribution	Content Retention

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Complete	Recognized	Recognized	Leader in Code	Complete Suite
Suite of	Visionary in	Leader in Web	& Content	of Compliance
Collaboration	Integrated	Content	Distribution	Capabilities
Capabilities	Document	Management,
	Management	Digital Asset
Management, &
Categorization

Slide 10	Interwoven Confidential

A Proven Working Relationship	[LOGO]

Strong Joint Pipeline

Q3, 2003

Sales, Service, Support Trained

Q2, 2003

Initial Integration Complete

Q2, 2003

Strategic Reseller Agreement                                                                                                              [PHOTO]

Q1, 2003

Relationship Begins

Q2, 2002

Slide 11	Interwoven Confidential

[LOGO]

Expected Synergies

Customers & Industries

•	2,500 companies, little overlap, but good cross-sell potential

•	iManage’s professional services and vertical strength complements Interwoven’s financial services, government, and manufacturing strength

Markets & Channels

•	Extend iManage to Asia-Pacific and further extend in EMEA

•	Use Interwoven’s strategic SI relationships, extend with iManage’s industry-specific, regional consulting partners

Financial Strengths

•	Combined critical mass to capitalize on synergies, extend product depth, and deepen our relationships with customers

Partners

•	Ideal marriage of collaboration, DM, CM, and DAM

•	Extend collaboration across entire platform

•	Extend DM capabilities with intelligence and distribution

Technologies

•	Next-generation Java-based architecture throughout

•	More broadly leverage Interwoven’s expertise in Services-Oriented Architecture

Slide 12	Interwoven Confidential

[LOGO]

[PHOTO]	[LOGO] Dave Allen Senior Vice President and CFO

Slide 13	Interwoven Confidential

Transaction Summary	[LOGO]

■	Merger between iManage and Interwoven

■	Transaction value – $171M (fully diluted) (1)

■	Consideration:

■	$29M in cash
■	$142M in stock and assumed options

■	Ownership in combined entity (using basic shares outstanding):

■	67% Interwoven shareholders
■	33% iManage shareholders

■	Expected closing 4Q 2003

■	Subject to regulatory approvals

■	Consensus estimate for combined company 2004 revenues of $171M(2)

(1)	Based on August 5, 2003 closing price.
(2)	Source: First Call estimate as of August 5, 2003. The presentation of these First Call estimates is for illustrative purposes only; neither Interwoven nor iManage adopt these estimates.

Slide 14	Interwoven Confidential

Transaction Summary - Adjusted 2004 Earnings Per Share	[LOGO]

■ IWOV First Call 2004 consensus EPS(1)	($0.08)

■ Estimated 2004 transaction accretion to consensus EPS	+ $ 0.04

■ Estimated impact of 2004 cost synergies	+ $0.06 - $0.09

■ Revenue synergies	TBD

■ Expected purchase accounting adjustments(2)

■ Maintenance deferred revenue write-down ($4-$6M)	($0.02) - ($0.04)

■ Intangible Asset Amortization	TBD

■ Stock-based compensation	TBD

(1)	Source: First Call estimate as of August 5, 2003. The presentation of these First Call estimates is for illustrative purposes only; neither Interwoven nor iManage adopt these estimates.
(2)	Final numbers will not be available until close of transaction.

Slide 15	Interwoven Confidential

Summary

INTERWOVEN
Solutions
Solutions for Marketing
Solutions for Sales
Solutions for Service
Solutions for IT
Solutions for Legal
Solutions for Finance
Solutions for the Enterprise
Enterprise Application Connector Suite
Content Management Platform
Collaboration
Content Integration
Content Intelligence
Content Distribution
Web Application Management
Web Content Management
Digital Asset Management
Document Management
Email Management
Records Management
Developer Suite
Enterprise Repository Adaptor Suite
File Servers
Mail Servers
Document Servers
Database Servers

Slide 16
Interwoven Confidential

Summary	[LOGO]

■ Merger of leaders to form the “no compromises” next-generation ECM company

■ Combined company will have more than 2500 enterprise customers in all key industries

■ Powering end-to-end content lifecycle management to increase productivity, drive business results, and ensure corporate compliance	[GRAPHIC]

■ Expected synergy in customers, markets, products, and technology, with the combined financial strength to realize them

Slide 16	Interwoven Confidential

Copyright 2003 Interwoven, Inc. All Rights Reserved	[LOGO]

■	No part of this publication may be reproduced or transmitted in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written consent of Interwoven, Inc. Some or all of the information contained in this publication may be protected by patent numbers: US# 6,505,212, EP# 1053523, US# 6,480,944, US# 5,845,270 or other patents pending application for Interwoven, Inc. Misappropriation of the information contained in this publication may be a violation of applicable laws.

■	Interwoven, TeamSite, MetaTagger, OpenDeploy, DataDeploy, MediaBin, MetaCode, MetaFinder, MetaSource, OpenTransform, SmartContext, StiNG, TeamCatalog, TeamCode TeamDoc, TeamPortal, TeamTurbo, TeamXML, TeamXpress, VisualAnnotate, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.

■	iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc.

■	All other trademarks are owned by their respective owners.

Slide 17	Interwoven Confidential